Mail Stop 3561

June 29, 2006

Mr. Leo C. Smith
Chief Executive Officer and Chief Financial Officer
International Imaging Systems, Inc.
2419 E. Commercial Boulevard, Suite 307
Ft. Lauderdale, Florida 33308

> **RE: International Imaging Systems, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **File No. 0-25413**

Dear Mr. Smith:

    We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis, page 9

1. Please revise your Management's Discussion and Analysis to more clearly address the fact that you have no remaining active continuing operations that would be expected to generate future revenues. This is because you are proposing to spin-off Renewable Assets, Inc.; you sold your former subsidiary Advanced Imaging Systems, Inc.; the arrangement whereby you earned fees for the marketing services provided by your

subsidiary Accurate Images, Inc. to Alcard Mexico, SA was terminated due to the sale of Alcard; and the sole customer of your subsidiary Advanced Staffing International, Inc. ceased doing business with you during February 2006. It appears that these significant known trends, events or uncertainties might be expected to have a significant impact on your future revenues and on your short-term and long-term liquidity and should be more fully discussed. Specifically, you should disclose, as a part of your viable plan disclosures, the anticipated source of expected revenues that together with your cash, accounts receivable and advances to a customer will be sufficient to fund your operations for the foreseeable future, assuming you return to profitable operations.

Item 8.A. Controls and Procedures, page 11

2. Your disclosure provides that your principal executive and financial officers evaluated the effectiveness of your disclosure controls and procedures ". . . (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934. . .)." However, Exchange Act Rules 13a-15(e) and 15d-15(e) define disclosure controls and procedures. Please revise your citation to reference the correct rules.

3. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the filing date of this report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also paragraph 4(b) of Exhibits 31.1 and 31.2. Please revise accordingly.

4. Disclosures regarding your principal executive and financial officers' conclusion as to the effectiveness of your disclosure controls and procedures should encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Please revise accordingly.

5. You state that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" these controls subsequent to the date of your evaluation. However, Item 308(c) of Regulation S-B requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the most recent fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." See also paragraph 4(c) of Exhibits 31.1 and 31.2. Revise your disclosure accordingly.

Financial Statements

Consolidated Statements of Operations, page F-3

6. Please revise to present earnings per share amounts rounded to the nearest whole cent, or nil.

Note G. Income Taxes, page F-11

7. Please revise to disclose the amount of the net change during the year of the valuation allowance. Refer to paragraph 43 of SFAS 109

8. Please provide a note that addresses income tax expense or benefit for the two year period covered by the Statements of Operations. Please also provide an allocation of tax expense or benefit separately to continuing operations and discontinued operations and a reconciliation of the statutory tax rate to the effective tax rate. Refer to paragraphs 45 through 47 of SFAS 109.

Notes I. Pending Spin-Off and J. Disposition of Subsidiary, page F-12

9. We note that your proposed spin-off of Renewable Assets, Inc. was approved by your Board of Directors on April 13, 2004. Your disclosure states that the shares of Renewable Assets, Inc. have not been distributed pending compliance with applicable rules and regulations of the Securities and Exchange Commission. Please tell us and disclose how you determined that at December 31, 2005 you continue to meet the criteria to treat the proposed spin-off of Renewable Assets as a discontinued operation. Refer to paragraphs 30(d) and B73 through B75 of SFAS 144.

10. Please tell us whether any General and Administrative expenses were reclassified to discontinued operations and if so what types of expenses were reclassified. Only costs which will not be incurred in future periods as a result of the discontinuance of that portion of your business should be reclassified.

11. You state that the results of operations of the photocopy division operations are immaterial and not separately presented. However, based on the amount of the total (Loss) from Discontinued Operations per the Consolidated Statements of Operations compared to the amount attributable to Advanced Imaging Systems per Note J, it appears that $70,479 of the net loss from operations of discontinued operations is attributable to the operations of Renewable Assets, Inc. This amount is material in relation to both

(Loss) from Discontinued Operations and Net (Loss). Accordingly, please revise to disclose the results of operations of both Renewable Assets, Inc. and Advanced Imaging Systems, Inc. for both years for which Statements of Operations are presented.

12. Please revise your Consolidated Balance Sheet to present assets and liabilities of discontinued operations separately in the asset and liability sections respectively rather than presenting them as a single net amount.   The major classes of assets and liabilities classified as held for sale should be separately disclosed either on the face of the balance sheet or in the notes to the financial statements. Refer to paragraphs 46 and 47.a of SFAS 144. Please also provide all of the disclosures required by paragraphs 28 and 47 of SFAS 144.

Note L. Segment Reporting, page F-14

13. Please revise to present your segment information only through continuing operations. Such segment information should be provided for all periods for which a Statement of Operations has been provided. Refer to SFAS 131, paragraphs 31 and 32.

Exhibit 31 Certifications of Principal Executive Officer and Principal Financial Officer

14. Please revise to provide the Certifications required by the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e). The certifications of your principal executive officer and principal financial officer should use the exact wording specified in Item 601(b) (31) of Regulation S-B.

15. Please revise to eliminate reference to the titles of your certifying officer in the introductory paragraph of the certifications to conform to the format provided in Item 601(b) (31) of Regulation S-K. The inclusion of your certifying officer's title may be viewed as limiting the capacity in which such individual provided the certification.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

16. Please amend to comply with our comments on your Form 10-KSB, to the extent applicable. At a minimum, we believe that revision of your MD&A, earnings per share, Item 3 and Exhibit 31.1 are necessary.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, please contact me at (202) 551-3843 with any other questions.

Sincerely,

George F. Ohsiek, Jr.
Branch Chief